:--------------------------:
                                                   :        OMB APPROVAL      :
                                                   :--------------------------:
                                                   :OMB Number:      3235-0145:
                                                   :Expires: December 31, 1997:
       SECURITIES AND EXCHANGE COMMISSION          :Estimated average burden  :
            WASHINGTON, D.C. 20549                 :hours per form ..... 14.90:
                                                   :--------------------------:


                                  SCHEDULE 13D
                                 (RULE 13D-101)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. ______________)*

                               GLOBAL SPORTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  37937A 10 7
                                ----------------
                                 (CUSIP Number)

     RONALD D. FISHER                                JOHN L. SAVVA, ESQ.
      FRANCIS JACOBS                                 SULLIVAN & CROMWELL
    SOFTBANK AMERICA INC.                     1888 CENTURY PARK EAST, SUITE 2100
 300 DELAWARE AVENUE, SUITE 900                      LOS ANGELES, CA 90067
    WILMINGTON, DE 19801                                (310) 712-6600
      (302) 552-3104
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  JUNE 10, 1999
       -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D

---------------------                                        ------------------
CUSIP NO. 37937A 10 7                                        PAGE 2 OF 16 PAGES
---------------------                                        ------------------


-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     SOFTBANK AMERICA INC.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) |_|
     (SEE INSTRUCTIONS)                                                 (B) |_|

-------------------------------------------------------------------------------
 3.  SEC USE ONLY


-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC
-------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     |_|

-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
-------------------------------------------------------------------------------
 NUMBER OF      7.   SOLE VOTING POWER
   SHARES             0
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH              8,039,086
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH              0
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                      0
                 --------------------------------------------------------------
 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,039,086

-------------------------------------------------------------------------------
 12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|

-------------------------------------------------------------------------------
 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.1%
-------------------------------------------------------------------------------
 14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                        ------------------
CUSIP NO. 783756 10 9                                        PAGE 3 OF 16 PAGES
---------------------                                        ------------------


-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     SOFTBANK HOLDINGS INC.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) |_|
     (SEE INSTRUCTIONS)                                                 (B) |_|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
-------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     |_|

-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
-------------------------------------------------------------------------------
 NUMBER OF      7.   SOLE VOTING POWER
   SHARES             0
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH              8,039,086
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH              0
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                      0
                 --------------------------------------------------------------
 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,039,086
-------------------------------------------------------------------------------
 12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|

-------------------------------------------------------------------------------
 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.1%
-------------------------------------------------------------------------------
 14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC, CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                        ------------------
CUSIP NO. 783756 10 9                                        PAGE 4 OF 16 PAGES
---------------------                                        ------------------


-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     SOFTBANK CORP.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) |_|
     (SEE INSTRUCTIONS)                                                 (B) |_|

-------------------------------------------------------------------------------
 3.  SEC USE ONLY


-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
-------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     |_|

-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     JAPAN
-------------------------------------------------------------------------------
 NUMBER OF      7.   SOLE VOTING POWER
   SHARES             0
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH              8,039,086
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH              0
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                      0
                 --------------------------------------------------------------
 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,039,086
-------------------------------------------------------------------------------
 12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|

-------------------------------------------------------------------------------
 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.1%
-------------------------------------------------------------------------------
 14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC, CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                        ------------------
CUSIP NO. 783756 10 9                                        PAGE 5 OF 16 PAGES
---------------------                                        ------------------


-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     MASAYOSHI SON
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) |_|
     (SEE INSTRUCTIONS)                                                 (B) |_|

-------------------------------------------------------------------------------
 3.  SEC USE ONLY


-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
-------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     |_|

-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     JAPAN
-------------------------------------------------------------------------------
 NUMBER OF      7.   SOLE VOTING POWER
   SHARES             0
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH              8,039,086
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH              0
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                      0
                 --------------------------------------------------------------
 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,039,086
-------------------------------------------------------------------------------
 12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|

-------------------------------------------------------------------------------
 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.1%
-------------------------------------------------------------------------------
 14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                        ------------------
CUSIP NO. 37937A 10 7                                        PAGE 6 OF 16 PAGES
---------------------                                        ------------------


ITEM 1.   SECURITY AND ISSUER.

          This statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Global Sports, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 555 South Henderson Road, King of Prussia, Pennsylvania 19406.

ITEM 2.   IDENTITY AND BACKGROUND.

          This Statement is filed by SOFTBANK America Inc. ("SOFTBANK America"), SOFTBANK Holdings Inc. ("SOFTBANK Holdings"), SOFTBANK Corp. ("SOFTBANK") and Masayoshi Son ("Son" and, together with SOFTBANK America, SOFTBANK Holdings and SOFTBANK, the "Reporting Persons").

          (A), (B), (C) AND (F). The principal business offices of SOFTBANK America are located at 300 Delaware Avenue, Suite 900, Wilmington, Delaware 19801. The principal business offices of SOFTBANK Holdings are located at 10 Langley Road, Suite 403, Newton Center, Massachusetts 02159. The principal business offices of SOFTBANK are located at 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-8501, Japan. Son's business address is c/o SOFTBANK Corp., 24-1, Nihonbashi-Hakozakicho, Chuo-Ku, Tokyo 103-8501, Japan.

          SOFTBANK America and SOFTBANK Holdings are Delaware corporations wholly-owned by SOFTBANK. Their principal business is to serve as holding companies for SOFTBANK's operations and investments.

          SOFTBANK is a corporation organized under the laws of Japan, and its principal businesses include the provision of information and distribution services and infrastructure for the digital information industry, the distribution of computer network products and the publication of Japanese computer technology magazines.

          Son, a Japanese citizen, is President, Chief Executive Officer and a director of SOFTBANK. Son owns, directly and indirectly, an approximate 43.3% interest in SOFTBANK.

          (D) AND (E). During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule 1, 2 or 3 hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                                  SCHEDULE 13D

---------------------                                        ------------------
CUSIP NO. 37937A 10 7                                        PAGE 7 OF 16 PAGES
---------------------                                        ------------------


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The purchases of the shares of Common Stock to be purchased by SOFTBANK America as reported herein shall be for an amount totaling approximately $80 million and will be funded by available working capital of SOFTBANK America. See also Item 4.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Persons intend to acquire an approximate 30% interest in the Company for the purpose of investment only.

          Pursuant to the Purchase Agreement, dated as of June 10, 1999 (the "Purchase Agreement")(attached hereto as Exhibit C), between the Company and SOFTBANK America, SOFTBANK America agreed to purchase an aggregate of 6,153,850 shares of Common Stock from the Company for a purchase price of $13.00 per share. The Reporting Persons anticipate that an initial closing (the "First Closing") will take place in July 1999 after which time SOFTBANK America will have acquired 2,432,692 shares of Common Stock. A second closing (the "Second Closing") will take place on the latest to occur of (i) the first business day following the date on which the last to be fulfilled or waived of the conditions to the Second Closing set forth in the Purchase Agreement takes place, (ii) such other date as is mutually agreed to by the Company and SOFTBANK America or (iii) the date of the First Closing. After the Second Closing, SOFTBANK America will have acquired an additional 3,721,158 shares of Common Stock of the Company increasing SOFTBANK America's holdings to 6,153,850 shares. The total consideration to be paid by SOFTBANK America to the Company for the shares is $80,000,050. The purchase price for the shares to be purchased at the First Closing will be paid by automatic conversion of the Convertible Subordinated Note (defined below) in the principal amount of $15,000,000 and by wire transfer in immediately available funds of an amount equal to the product of (i) the difference equal to (A) the number of shares to be purchased by SOFTBANK America at the First Closing (as set forth in the Schedule of Purchases attached to the Purchase Agreement) minus (B) the number of shares issuable upon conversion of the Convertible Subordinated Note, times (ii) $13.00. The purchase price of the shares to be purchased at the Second Closing will be paid by wire transfer of $48,375,054.

          The Purchase Agreement provides, among other things, that on and after the First Closing, SOFTBANK America will have the right to designate (i) a number of members of the Company's Board of Directors equal to the product of
(A) the total number of authorized directors and (B) the aggregate Proportionate Share of SOFTBANK America and the SOFTBANK Entities (as defined in the Purchase Agreement), rounded up to the nearest whole number, but not to exceed two directors (the "Board Composition Requirement"), and (ii) so long as SOFTBANK America and the SOFTBANK Entities collectively own 50% or more of the shares purchased pursuant to the Purchase Agreement, one director to be a member of each committee of the Company's Board of Directors. "Proportionate Share," as defined in the Purchase Agreement, means, with respect to each Securityholder (as defined in the Purchase Agreement), a fraction the numerator of which is the total number of shares of Common Stock owned and the number of shares of Common Stock issuable upon exercise of Rights (as defined in the Purchase Agreement) owned by such Securityholder, and the

                                  SCHEDULE 13D

---------------------                                        ------------------
CUSIP NO. 37937A 10 7                                        PAGE 8 OF 16 PAGES
---------------------                                        ------------------


denominator of which is the total number of shares of Common Stock outstanding plus the number of shares of Common Stock issuable upon exercise of all Rights outstanding.

          The Purchase Agreement contains a covenant by the Company to seek stockholder approval of an amendment of the Company's certificate of incorporation to increase the authorized number of shares of Common Stock.

          SOFTBANK America also entered into a Registration Rights Agreement, dated June 10, 1999 (the "Registration Rights Agreement")(attached hereto as Exhibit D), with the Company which grants SOFTBANK America "demand" and "piggy-back" registration rights with respect to the shares of Common Stock purchased pursuant to the Purchase Agreement.

          In conjunction with the execution of the Purchase Agreement, SOFTBANK America entered into the Subordinated Loan Agreement, dated as of June 10, 1999 (the "Subordinated Loan Agreement")(attached hereto as Exhibit G), with the Company pursuant to which, on such date, SOFTBANK America loaned the Company $15 million. The loan was evidenced in the form of a convertible subordinated note (the "Convertible Subordinated Note")(attached hereto as Exhibit H). Interest on the Convertible Subordinated Note accrues on the outstanding principal amount of the loan at the rate of 4.98% per annum. Upon the First Closing, all unpaid principal and accrued but unpaid interest due on the Convertible Subordinated Note will automatically convert into a number of shares of Common Stock equal to the total amount of unpaid principal and accrued but unpaid interest divided by $13.00, subject to adjustment under certain circumstances.

          Subject to Section 5.2(a) of the Purchase Agreement, SOFTBANK America may sell, transfer, assign or pledge all or any part of the shares it purchases pursuant to the Purchase Agreement to any affiliates of SOFTBANK America or SOFTBANK, including, without limitation, any partnership or other entity of which any direct or indirect subsidiary of SOFTBANK is a general partner or has investment discretion, or any employees of any of the foregoing (any such person or entity being herein referred to as a "SOFTBANK Entity"). SOFTBANK America anticipates that some or all of the shares of Common Stock to be purchased pursuant to the agreements described herein will be transferred to a SOFTBANK Entity.

          Other than as described in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's certificate of incorporation or by-laws or other actions which may impede the acquisition of control of the Company by any persons; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                                  SCHEDULE 13D

---------------------                                        ------------------
CUSIP NO. 37937A 10 7                                        PAGE 9 OF 16 PAGES
---------------------                                        ------------------


(x) any action similar to those enumerated above (collectively, the "Specified Actions"). However, the Reporting Persons intend to evaluate the proposed investment in the Company on an ongoing basis, and, depending on their evaluation of the business and prospects of the Company and other factors that they may deem relevant, the Reporting Persons may determine to dispose of their contractual rights to acquire such shares or acquire additional shares or take other actions if market conditions or other business considerations, in the judgment of the Reporting Persons, warrant. Such additional acquisitions may be effected through open market purchases, privately negotiated transactions, tender offers to existing holders or direct negotiation with the Company. Such further acquisitions, dispositions or other actions may or may not result in the Specified Actions.

          All references to the Purchase Agreement, the Registration Rights Agreement, the Subordinated Loan Agreement and the Convertible Subordinated Note are qualified in their entirety by the full text of such agreements, copies of which are attached as Exhibits hereto and are incorporated by reference herein. See also Item 6.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          SOFTBANK America is a wholly-owned subsidiary of SOFTBANK Holdings, which in turn is a wholly-owned subsidiary of SOFTBANK. Son is the President and Chief Executive Officer of SOFTBANK and owns an approximate 43.3% interest in SOFTBANK. Accordingly, securities owned by SOFTBANK America may be regarded as being beneficially owned by SOFTBANK Holdings; securities owned by SOFTBANK Holdings may be regarded as being beneficially owned by SOFTBANK; and securities owned by SOFTBANK may be regarded as being beneficially owned by Son.

          (A) AND (B).  SOFTBANK AMERICA.

          By virtue of the Rubin Voting Agreement described in Item 6, SOFTBANK America may be deemed to beneficially own 8,039,086 shares of Common Stock inasmuch as the holder thereof has granted representatives of SOFTBANK America an irrevocable proxy to vote such shares as described in Item 4; accordingly, SOFTBANK America may be deemed to have shared voting power with respect to such 8,039,086 shares of Common Stock. As a result of the foregoing, SOFTBANK America may be deemed to be the beneficial owner of an aggregate of 8,039,086 shares of Common Stock, comprising 66.1% of the Common Stock (based on the number of shares of Common Stock outstanding as of June 10, 1999, as represented by the Company pursuant to the Purchase Agreement, and calculated as provided by Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")).

          SOFTBANK HOLDINGS.

          As the sole equityholder of SOFTBANK America, SOFTBANK Holdings may be deemed to be the beneficial owner of an aggregate of 8,039,086 shares of Common Stock, comprising 66.1% of the Common Stock (based on the number of shares of Common Stock outstanding as of June 10, 1999, as represented by the Company in the Purchase Agreement, and calculated as provided by Rule 13d-3 under the Exchange Act) and may be deemed to have shared voting power with respect to such 8,039,086 shares of Common Stock.

                                  SCHEDULE 13D

---------------------                                       -------------------
CUSIP NO. 37937A 10 7                                       PAGE 10 OF 16 PAGES
---------------------                                       -------------------


          SOFTBANK; SON.

          As the parent of SOFTBANK Holdings and SOFTBANK America and the direct and indirect owner of an approximate 43.3% interest of SOFTBANK, respectively, SOFTBANK and Son may each be deemed to be the beneficial owner of an aggregate of 8,039,086 shares of Common Stock, comprising 66.1% of the Common Stock (based on the number of shares of Common Stock outstanding as of June 10, 1999, as represented by the Company in the Purchase Agreement, and calculated as provided by Rule 13d-3 under the Exchange Act), and may be deemed to have shared voting power with respect to such 8,039,086 shares of Common Stock.

          (C) None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule 1, 2 or 3 hereto, has engaged in any transactions in the securities of the Company during the past 60 days other than those transactions described above.

          (D) AND (E). Not applicable.

          None of the Reporting Persons has the right to vote or dispose of any of the shares that it may acquire pursuant to the Purchase Agreement, except as provided in the SOFTBANK America Voting Agreement and the Rubin Voting Agreement, unless and until the transactions contemplated thereby are consummated. Such transactions are subject to conditions precedent, and there can be no assurance that such transactions will be consummated.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Michael G. Rubin, the principal stockholder of the Company holding in the aggregate approximately 66.1% of the shares of Common Stock outstanding as of June 10, 1999 ("Rubin") entered into a Voting Agreement, dated as of June 10, 1999 (the "Rubin Voting Agreement")(attached hereto as Exhibit E), in favor of SOFTBANK America. Pursuant to the Rubin Voting Agreement, Rubin agreed that he will, at any meeting of stockholders of the Company, or in connection with any written consent of stockholders of the Company, vote or cause to be voted all shares of Common Stock then held of record or beneficially owned by him (i) in favor of the purchase of shares of Common Stock to be purchased at the Second Closing pursuant to the Purchase Agreement (the "Second Purchase"); (ii) in favor of the amendment of the Company's certificate of incorporation to increase the authorized number of shares of Common Stock; (iii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Purchase Agreement; (iv) in favor of election to the Board of Directors of the directors which SOFTBANK America is entitled to designate upon consummation of the Second Purchase and which have been identified by SOFTBANK America as nominees for such purpose; and (v) except as otherwise agreed to in writing in advance by SOFTBANK America, against the following actions (other than the Second Purchase and the transactions contemplated by the Purchase Agreement): (A) a dissolution of the Company or (B) any material change in the present capitalization of the Company or any amendment of the Company's certificate of incorporation or by-laws, in each case, which is intended, or could reasonably be expected, to impede, delay or adversely affect the Second Purchase and the transactions

                                  SCHEDULE 13D

---------------------                                        ------------------
CUSIP NO. 37937A 10 7                                        PAGE 11 OF 16 PAGES
---------------------                                        ------------------

contemplated by the Rubin Voting Agreement and the Purchase Agreement. Rubin also agreed that he will not enter into any agreement or understanding with any person or entity the effect of which would be inconsistent or violative of the provisions and agreements contained in the Rubin Voting Agreement and delivered to SOFTBANK America an irrevocable proxy to vote all of the shares of Common Stock beneficially owned by him, together with any shares acquired by him in any capacity after the date thereof, in the manner and with respect to the matters set forth in the Rubin Voting Agreement. In addition, Rubin agreed not to take any action to remove, with or without cause, any director of the Company designated by SOFTBANK America. Notwithstanding the foregoing, SOFTBANK America has the right at all times to remove, with or without cause, any or all of the directors designated by SOFTBANK America.

          SOFTBANK America entered into a Voting Agreement, dated as of June 10, 1999 (the "SOFTBANK America Voting Agreement")(attached hereto as Exhibit F), in favor of Rubin. Pursuant to the SOFTBANK America Voting Agreement, SOFTBANK America agreed that it will, at any meeting of stockholders of the Company, or in connection with any written consent of stockholders of the Company, vote or cause to be voted all shares of Common Stock then held of record or beneficially owned by it with respect to all directorships other than those which SOFTBANK America is entitled to designate pursuant to the Purchase Agreement (i) in favor of any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Purchase Agreement, and any director who is thereafter chosen to fill any vacancy on the Board of Directors or who is elected as a director (a "Continuing Director") and who, in either event, is not a director designated by SOFTBANK America pursuant to the Purchase Agreement and in connection with his or her initial assumption of office is recommended for appointment or election by a majority of the Continuing Directors then on the Board of Directors, and (ii) against the election of any directors other than those directors specified in clause (i) of this sentence. In addition, SOFTBANK America agreed not to take any action to remove, with or without cause, any director of the Company other than the SOFTBANK America designees.

          On June 21, 1999, SOFTBANK America, Global Sports and Rubin entered into a sideletter agreement (the "Sideletter Agreement") pursuant to which the parties agreed that, notwithstanding any provision to the contrary in the Purchase Agreement, if the First Closing has occurred prior to July 13, 1999,
(1) SOFTBANK America will not have the right to designate new members to Global Sports' Board of Directors until the earlier of (a) the completion and adjournment of Global Sports' next annual meeting of stockholders and (b) 5:00 p.m. P.S.T., on July 13, 1999 (such earlier time being the "Effective Time");
(2) Rubin will not be obligated to vote in favor of the members of the Global Sports Board of Directors to be designated by SOFTBANK America to satisfy the Board Composition Requirement until the Effective Time; (3) Rubin will not be required to vote against any slate of directors up for election to Global Sports' Board of Directors until the Effective Time; and (4) the failure by Rubin or Global Sports to cause the Board Composition Requirement to be satisfied by the First Closing Date will not, by itself, excuse SOFTBANK from consummating the First Purchase.

          Except as described in this Statement, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons listed on
Schedule 1, 2 or 3 hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          All references to the Rubin Voting Agreement, the SOFTBANK America Voting Agreement and the Sideletter Agreement are qualified in their entirety by the full text of such agreements, copies of which are attached as Exhibits hereto and are incorporated by reference herein. The descriptions of the Purchase Agreement, the Registration Rights Agreement, the Subordinated Loan Agreement and the Convertible Subordinated Note in Item 4 are hereby incorporated herein by reference. See also Item 4.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A      Agreement of Joint Filing, dated as of June 17,
                         1999, by and among SOFTBANK Holdings, SOFTBANK
                         America, SOFTBANK and Son.

                                  SCHEDULE 13D

---------------------                                        ------------------
CUSIP NO. 37937A 10 7                                        PAGE 12 OF 16 PAGES
---------------------                                        ------------------



          Exhibit B      Power of Attorney (incorporated by reference to
                         Exhibit 24 to the Statement on Schedule 13G filed by SOFTBANK, Son and SOFTBANK Ventures, Inc. on
                         February 18, 1998 with respect to Concentric Network
                         Corporation).

          Exhibit C      Purchase Agreement, dated as of June 10, 1999, between
                         the Company and SOFTBANK America.

          Exhibit D      Registration Rights Agreement, dated as of June 10,
                         1999, between SOFTBANK America and the Company.

          Exhibit E      Voting Agreement, dated as of June 10, 1999, by Michael
                         G. Rubin, in favor of SOFTBANK America.


          Exhibit F      Voting Agreement dated as of June 10, 1999, by SOFTBANK
                         America, in favor of Michael G. Rubin.

          Exhibit G      Subordinated Loan Agreement, dated as of June 10, 1999,
                         between SOFTBANK America and the Company.

          Exhibit H      Convertible Subordinated Note, dated as of June 10,
                         1999, by the Company.

          Exhibit I Sideletter Agreement, dated as of June 21, 1999, by and between SOFTBANK America, Global Sports and Rubin.

                                  SCHEDULE 13D

---------------------                                        ------------------
CUSIP NO. 37937A 10 7                                        PAGE 13 OF 16 PAGES
---------------------                                        ------------------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 21, 1999                                SOFTBANK AMERICA INC.


                                             By: /s/ Stephen A. Grant
                                                 ------------------------------
                                                  Name:   Stephen A. Grant
                                                  Title:  Attorney-in-Fact


                                            SOFTBANK HOLDINGS INC.


                                             By: /s/ Stephen A. Grant
                                                 ------------------------------
                                                  Name:   Stephen A. Grant
                                                  Title:  Attorney-in-Fact


                                             SOFTBANK CORP.


                                             By: /s/ Stephen A. Grant
                                                 ------------------------------
                                                  Name:   Stephen A. Grant
                                                  Title:  Attorney-in-Fact


                                                 MASAYOSHI SON


                                             By: /s/ Stephen A. Grant
                                                 ------------------------------
                                                  Name:   Stephen A. Grant
                                                  Title:  Attorney-in-Fact

                                  SCHEDULE 13D

---------------------                                        ------------------
CUSIP NO. 37937A 10 7                                        PAGE 14 OF 16 PAGES
---------------------                                        ------------------


                                   SCHEDULE 1

              DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK AMERICA

          The business address for each of the individuals listed below, except Masayoshi Son, Yoshitaka Kitao and Hitoshi Hasegawa, is 10 Langley Road, Suite 403, Newton Center, Massachusetts 02159. The business address for Masayoshi Son, Yoshitaka Kitao and Hitoshi Hasegawa is 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-8501, Japan.

          All directors and executive officers listed below are United States citizens, except Masayoshi Son, Yoshitaka Kitao and Hitoshi Hasegawa, each a citizen of Japan.


NAME                     POSITION                           PRESENT AND PRINCIPAL OCCUPATION
----                     --------                           --------------------------------

Masayoshi Son            Chairman and Director              President and Chief Executive Officer of
                                                            SOFTBANK

Ronald D. Fisher         Vice Chairman and Director         Vice Chairman of SOFTBANK Holdings

Yoshitaka Kitao          Director                           Executive Vice President and Chief Financial
                                                            Officer of SOFTBANK

Steven Murray            Treasurer                          Treasurer of SOFTBANK Holdings

Hitoshi Hasegawa         Secretary                          Counsel of SOFTBANK


                                  SCHEDULE 13D

---------------------                                       -------------------
CUSIP NO. 37937A 10 7                                       PAGE 15 OF 16 PAGES
---------------------                                       -------------------

                                   SCHEDULE 2

              DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK HOLDINGS

          The business address for each of the individuals listed below, except Masayoshi Son, Yoshitaka Kitao and Stephen A. Grant, is 10 Langley Road, Suite 403, Newton Center, Massachusetts 02159. The business address for Masayoshi Son and Yoshitaka Kitao is 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-8501, Japan. The business address for Stephen A. Grant is 125 Broad Street, New York, New York 10004.

          All directors and executive officers listed below are United States citizens, except Masayoshi Son and Yoshitaka Kitao, each a citizen of Japan.



NAME                     POSITION                           PRESENT AND PRINCIPAL OCCUPATION
----                     --------                           --------------------------------
Masayoshi Son            Chairman and Director              President and Chief Executive Officer of SOFTBANK

Ronald D. Fisher         Vice Chairman and Director         Vice Chairman of SOFTBANK Holdings

Yoshitaka Kitao          Director                           Executive Vice President and Chief Financial Officer of
                                                            SOFTBANK

Gary Rieschel            Senior Vice President              Executive Managing Director of STV LLC

Stephen A. Grant         Secretary                          Partner, Sullivan & Cromwell.

Thomas L. Wright         Vice President and Treasurer       Treasurer of Ziff-Davis Inc.

Louis Demarco            Vice President-Tax                 Vice President-Tax of SOFTBANK Holdings

Charles R. Lax           Vice President                     Managing Director of STV



                                  SCHEDULE 13D

---------------------                                        ------------------
CUSIP NO. 37937A 10 7                                        PAGE 16 OF 16 PAGES
---------------------                                        ------------------

                                   SCHEDULE 3

               DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK CORP.

          The business address for each of the individuals listed below, except Ronald D. Fisher, is 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-8501, Japan. The business address for Ronald D. Fisher is 10 Langley Road, Suite 403, Newton Center, Massachusetts 02159.

          Each of the individuals listed below is a Japanese citizen, except for Ronald D. Fisher, a citizen of the United States.



NAME                          POSITION                                PRESENT AND PRINCIPAL OCCUPATION
----                          --------                                --------------------------------

Masayoshi Son                 President, Chief Executive and           President and Chief Executive Officer of SOFTBANK
                              Director

Ken Miyauchi                  Executive Vice President, Software       Executive Vice President and director of SOFTBANK
                              & Network Products Division, and
                              Director

Norikazu Ishikawa             Executive Vice President, Human          Executive Vice President of SOFTBANK
                              Resources and General Affairs
                              Division, and Director

Yoshitaka Kitao               Executive Vice President, Chief          Executive Vice President and Chief Financial Officer of
                              Financial Officer and Director           SOFTBANK

Makoto Okazaki                Executive Vice President, Publishing     Executive Vice President of SOFTBANK
                              Division, and Director

Takashi Eguchi                Director                                 President and Chief Executive Officer of PASONA
                                                                       SOFTBANK Inc.

Ronald D. Fisher              Director                                 Vice Chairman of SOFTBANK Holdings

Katsura Sato                  Full-Time Corporate Auditor              Full-Time Corporate Auditor of SOFTBANK

Saburo Kobayashi              Corporate Auditor                        Corporate Auditor of SOFTBANK

Hidekazu Kubokawa             Corporate Auditor                        Corporate Auditor of SOFTBANK

Masahiro Inoue                Director                                 President and Chief Executive Officer of Yahoo Japan
                                                                       Corporation

Eric Hippeau                  Director                                 Chairman and Chief Executive Officer of Ziff-Davis, Inc.

Mitsuo Sano                   Full-Time Corporate Auditor              Full-Time Corporate Auditor of SOFTBANK

